Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264456

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 12 DATED FEBRUARY 20, 2024

TO THE PROSPECTUS DATED APRIL 20, 2023

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated April 20, 2023, (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock sold in our current public offering as of March 1, 2024;
•
to disclose the calculation of our January 31, 2024 net asset value ("NAV") per share/unit for all share/unit classes; and
•
to provide an update on the status of our current public offering.

March 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2024 (and repurchases, if applicable, as of February 29, 2024) is as follows:

Transaction Price (per share)
Class S	$20.7222
Class D	$20.7222
Class I	$20.7222
Class F-S	$20.7222
Class F-D	$20.7222
Class F-I	$20.5400
Class A-I	$20.7854
Class A-II	$20.7425
Class A-III	$20.7222

The transaction price for each of our Class F-I shares, Class A-I shares and Class A-II shares is equal to such class's NAV per share as of January 31, 2024. A detailed presentation of the NAV per share/unit is set forth below. As of January 31, 2024, we did not have any Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares, or Class A-III shares outstanding. As a result, the transaction price for each of our Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares, and Class A-III shares is based on our total NAV per share as of January 31, 2024. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price, if applicable, for each share class equals the transaction price of such class.

January 31, 2024 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines approved by our board of directors. Our NAV per share is posted on our website at https://gwms.apollo.com/realtyincomesolutions and is made available on our toll-free, automated telephone line at 888-926-2688. Please refer to "Net Asset Value Calculation and Valuation Guidelines" in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the NAV of our Class F-I shares, Class A-I shares, Class A-II shares, Class E shares and units of ARIS Operating Partnership L.P. (the "Operating Partnership") held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of January 31, 2024 ($ and shares/units in thousands):

Components of NAV	January 31, 2024
Investments in real estate	$174,300
Investments in real estate debt	402,787
Cash	54,907
Other assets	3,938
Mortgage notes at fair value, net of deferred financing costs	(35,762)
Other liabilities	(4,778)
Accrued performance participation allocation	(49)
Management fee payable	(479)
Net asset value	$594,864
Number of outstanding shares/units	28,707

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 31, 2024 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class F-I Shares	Class A-I Shares	Class A-II Shares	Class E Shares(1)	Third-party Operating Partnership Class A-I Units(2)	Third-party Operating Partnership Class E Units(2)	Total
Net asset value	$107,940	$116,670	$259,240	$2,592	$106,796	$1,626	$594,864
Number of outstanding shares/units	5,255	5,613	12,499	124	5,138	78	28,707
NAV per share/unit as of January 31, 2024	$20.5400	$20.7854	$20.7425	$20.8502	$20.7854	$20.8502	$20.7222

___________

(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates and employees in one or more private placements.
(2)
Includes the units of the Operating Partnership held by parties other than the Company.

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate and real estate debt are initially valued at cost. Once we establish new values for our real estate investments, we provide information on key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto. Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2024 valuations, based on property types where we have multiple real estate investments. Once we own more than one retail property, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	8.0%	6.5%

The valuations of our real properties as of January 31, 2024, excluding certain newly acquired properties that are held at cost which we believe reflects the fair value of such properties, were provided by the independent valuation advisor in accordance with our valuation procedures. Certain key assumptions that were used by the independent valuation advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type. A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values
Discount rate	0.25% Decrease	+2.08%
(weighted average)	0.25% Increase	(2.02)%
Exit Capitalization Rate	0.25% Decrease	+2.09%
(weighted average)	0.25% Increase	(1.94)%

Our total NAV presented in the following tables includes the NAV of our Class F-I shares, Class A-I shares, Class E shares and units of the Operating Partnership held by a party other than the Company. The following table provides a breakdown of the major components of our total NAV as of January 3, 2024 ($ and shares/units in thousands):

Components of NAV	January 3, 2024
Investments in real estate	$174,204
Investments in real estate debt	330,585
Cash	123,598
Other assets	3,990
Mortgage notes at fair value, net of deferred financing costs	(35,598)
Other liabilities	(2,162)
Accrued performance participation allocation	-
Management fee payable	(48)
Net asset value	$594,569
Number of outstanding shares/units	28,686

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 3, 2024 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class F-I Shares	Class A-I shares	Class E shares(1)	Third-party Operating Partnership Class A-I Units(2)	Third-party Operating Partnership Class E Units(2)	Total
Net asset value	$107,912	$375,728	$2,590	$106,714	$1,625	$594,569
Number of outstanding shares/units	5,255	18,091	124	5,138	78	28,686
NAV per share/unit as of January 3, 2024	$20.5347	$20.7693	$20.8355	$20.7693	$20.8355	$20.7268

___________

(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates and employees in one or more private placements.
(2)
Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Current Public Offering

As previously disclosed, we have registered with the Securities and Exchange Commission the offer and sale of a maximum of $5.0 billion in shares of our common stock in a continuous offering (the "Offering"), consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued in the Offering approximately (i) 24,720,162 shares of our common stock (consisting of approximately 13,454,993 Class A-II shares, 5,889,532 Class A-I shares, 5,280,920 Class F-I shares, and 94,718 Class I shares) in our primary offering for total proceeds of approximately $502.0 million and (ii) 62,820 shares of our common stock (consisting of approximately 26,767 Class A-I shares and 36,053 Class F-I shares) pursuant to our distribution reinvestment plan for a total value of approximately $1.3 million. No other classes of shares were issued or sold in the Offering as of the date hereof. We intend to continue selling shares in the Offering on a monthly basis.